SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File number 1-3247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA
CORNING, NY 14831

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 15, 2015.  The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibit:

Exhibit 23 – The consent of Insero & Company CPAs, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Corning Incorporated Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED
INVESTMENT PLAN

Date: June 15, 2015	By /s/	SHARON L. MILLER
Sharon L. Miller
Chair
Corning Incorporated Benefits Committee

Corning Incorporated
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Corning Incorporated Investment Plan Index December 31, 2014 and 2013

Page (s)

Report of Independent Registered Public Accounting Firm	6

Financial Statements

Statements of Net Assets Available for Benefits	7

Statement of Changes in Net Assets Available for Benefits	8

Notes to Financial Statements	9-18

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	19

*
Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corning Incorporated Benefits Committee and
the Participants of the Corning Incorporated Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Corning Incorporated Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 15, 2015

Corning Incorporated Investment Plan Statements of Net Assets Available for Benefits December 31, 2014 and 2013

(in thousands of dollars)	2014	2013

Assets
Interest in Corning Incorporated
Master Investment Trust at fair value	$2,378,372	$2,183,079
Receivables:
Notes receivable from participants	17,872	16,741
Net assets available for benefits	$2,396,244	$2,199,820

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2014

(in thousands of dollars)

Additions to net assets attributed to:
Investment income
Plan’s interest in the Corning Incorporated Master Investment Trust, Investment Income	$212,022
Interest income from notes receivable from participants	692
212,714

Contributions
Employer, net of forfeitures applied	30,879
Participant	80,918
111,797
Total additions	324,511
Deductions from net assets attributed to:
Benefits paid directly to participants	(126,857)
Administrative expenses	(1,230)
Total deductions	(128,087)
Net increase	196,424
Net assets available for benefits
Beginning of year	2,199,820
End of year	$2,396,244

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

1.	Description of Plan

General
The following brief description of the Corning Incorporated Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1967 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration
The Plan is administered by the Corning Incorporated Benefits Committee (the “Benefits Committee”), which is appointed by either the Vice President of Human Resources or the Senior Vice President of Human Resources of Corning Incorporated (the “Company”).  With the exception of matters relating to the Plan’s investment funds, the Benefits Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

The Investment Committee, appointed by the Treasurer, is generally responsible for the investment funds under the Plan.

Trustee and Recordkeeper
The Plan’s assets are held by JPMorgan Chase Bank, as trustee (the “Trustee”).  The recordkeeper is Xerox HR Solutions, LLC.

Eligibility
The Plan covers all employees of the Company and participating subsidiaries who are not members of a union.  An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service.  Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged for withdrawals and administrative expenses.  Trustee and investment management fees are deducted from the earnings credited to participants’ accounts.  A flat monthly fee is charged to each participant’s account to subsidize administrative expenses of the Plan and is determined by the Plan administrator.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Company contributions to the Plan are fully vested after three years of service.  All Company contributions become fully vested upon total and permanent disability, death or retirement.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

Contributions – Employer
Depending upon date of hire or employee election, Company matching contributions will be determined under the following provisions:

1)
Employees hired on or after July 1, 2000 (and employees hired before July 1, 2000 who so elected) receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of eligible pay contributed, up to 6% of eligible pay.

2)
Certain employees hired before July 1, 2000 receive Company matching contributions as a percentage of a participant’s first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

Less than 19 years of service	50%

19 but less than 24 years of service	75%

24 or more years of service	100%

With respect to all employees eligible to participate in the Plan and covered by the service-based match described above, beginning in January of the year the participant is expected to reach ten years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly, bi-weekly or monthly (based on the employee’s pay frequency) a supplemental contribution to the Plan equal to 1.175% of such employee’s compensation.  Employees hired on or after July 1, 2000 do not receive the supplemental contribution.

Forfeiture balances of terminated participants’ nonvested accounts are used to reduce future employer contributions to the Plan.

Contributions – Participants
Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two.

The maximum amount a participant could contribute to the Plan on a before-tax basis in 2014 was $17,500.  The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed Internal Revenue Code (“IRC”) limitation for “catch-up contributions.”

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation.  Effective January 1, 2015, the auto-enrollment deferral rate was changed to 6% of eligible compensation.  New employees have 90 days in which to change or opt-out of this provision before deferrals begin.

In addition, effective January 1, 2015, any eligible employee or participant hired prior to January 1, 2015, who as of January 1, 2015 is either (i) not contributing or (ii) making tax-deferred contributions and after-tax contributions, in the aggregate, at a rate of less than 6% of the employee’s eligible compensation, as defined in the Plan document, shall have his or her tax-deferred contribution percentage automatically increased to a percentage that, combined with the existing after-tax contribution percentage on January 1, 2015, shall equal 6% of the employee’s eligible compensation, as defined in the Plan document.  Employees have 90 days in which to change or opt-out of this provision before these deferrals begin.

A participant who is making tax-deferred contributions and after-tax contributions, in the aggregate, at a rate less than 10% of the employee’s eligible compensation, as of January 1, 2015, as defined in the Plan document, shall have his or her tax-deferred contribution automatically increased annually in 1% increments until the employee’s contribution percentage reaches 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature.

Participants may elect, with the exception of the Corning Common Stock Fund, to have their contributions invested in the investment options listed below.

Vanguard Prime Money Market Fund
SSgA U.S. Short-Term Government/Credit Bond Index Fund
Vanguard Total Bond Market Index Fund
Vanguard Inflation-Protected Securities Fund
Vanguard Balanced Index Fund
Vanguard Value Index Fund
Vanguard Institutional Index Fund
Fidelity Contrafund
T. Rowe Price Large Cap Growth Fund
Vanguard Small-Cap Index Fund
Prudential Jennison U.S. Small Cap Equity Fund
Vanguard Mid-Cap Index Fund
BlackRock MSCI ACWI ex-US Index Fund
Dodge & Cox International Stock Fund
Corning Common Stock Fund

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

In 2014 and 2013, no funds were added or dropped from the investment options listing.

Effective January 2, 2014, the T. Rowe Price Institutional Large Cap Growth Fund was changed from the option of a publically traded mutual fund to a separately managed account solely for the benefit of the Plan participants.  As a result, the fund name was changed to the T. Rowe Price Large Cap Growth Fund, and it will no longer have a ticker symbol.

Payment of Benefits
Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s death, total and permanent disability or other termination of employment.  A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals.  The Plan also provides for withdrawals by participants prior to termination.

Administrative Expenses
Plan expenses can be paid by the Plan or the Company.

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan.  Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years.  The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000 (with a $1,000 minimum).  The interest rate on a loan is established by the Benefits Committee.  Participants are charged a fee on all loans, which reduces the loan proceeds.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Basis of Allocation from the Corning Incorporated Master Investment Trust
The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates.  The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2014 and 2013, the Plan’s percentage interest in the net assets of the Master Trust was approximately 88%.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

Valuation of Master Trust Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date.  See Note 4 for further discussion of fair value measurements.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Unrealized gains and losses represent the difference between the cost and fair value of securities.  Net appreciation/depreciation includes unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan’s investment securities are exposed to various risks, such as changes in interest rates, credit risks and market returns.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

3.	Investments (in thousands)

The following presents the Master Trust’s investments, at fair value, at December 31:

	2014	2013

Mutual Funds	$1,692,931	$1,668,060
Collective Trust Funds	103,100	101,233
Short-Term Investment Funds	354,618	377,478
Corning Common Stock	382,176	333,855
Equities	168,584
Non-Interest Bearing Cash	377	200
Receivable for Securities Sold	1,613	18
Payable for Securities Sold	(434)
Accrued Investment Manager Fees	(269)	(72)
	$2,702,696	$2,480,772

The only investment that represents 5% or more of net assets available for benefits as of December 31, 2014 and 2013 was the Plan’s interest in the Master Trust.

During 2014, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

Mutual Funds	$52,134
Corning Common Stock	90,644
Equities	75,006
Collective Trust Funds	1,480
$219,264

During 2014, the Master Trust’s investments earned interest and dividends in the amount of $36,411.  For 2014, administrative expenses totaled $1,397.

At December 31, 2014, forfeited nonvested accounts totaled $143, which are included in the Master Trust.

4.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosure (“ASC 820”) defines the fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

ASC 820 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Corning common stock, equities and mutual funds:  Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds and short-term investment funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2014 and 2013 (in thousands):

	Assets at Fair Value as of December 31, 2014
Assets within the Master Trust:	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,692,931			$1,692,931
Collective Trust Funds		$103,100		103,100
Short-Term Investment Funds		354,618		354,618
Corning Common Stock	382,176			382,176
Equities	168,584			168,584
Total Assets at Fair Value	$2,243,691	$457,718	$0	$2,701,409

	Assets at Fair Value as of December 31, 2013
Assets within the Master Trust:	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,668,060			$1,668,060
Collective Trust Funds		$101,233		101,233
Short-Term Investment Funds		377,478		377,478
Corning Common Stock	333,855			333,855
Total Assets at Fair Value	$2,001,915	$478,711	$0	$2,480,626

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

6.	Tax Status

The Plan received a favorable determination letter dated October 1, 2014 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	Related Parties (in thousands)

Certain investments in the Master Trust are shares of a money market account managed by the Trustee.  Transactions with this investment qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $382,176 and $333,855 as of December 31, 2014 and 2013, respectively.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2014 and 2013

8.	Reconciliation of Financial Statements to Form 5500 (in thousands)

The following is a reconciliation of the financial statements at December 31, 2014 and 2013 and for the year ended December 31, 2014 to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$2,396,244	$2,199,820
Amounts allocated to withdrawing participants	(297)	(410)

Net assets available for benefits per the Form 5500	$2,395,947	$2,199,410

Benefits paid directly to participants per the financial statements	$126,857
Add: Amounts allocated to withdrawing participants at December 31, 2014	297
Less: Amounts allocated to withdrawing participants at December 31, 2013	(410)

Benefits paid to participants per the Form 5500	$126,744

Net increase in net assets available for benefits per the financial statements	$196,424
Change in amounts allocated to withdrawing participants	113

Net income per the Form 5500	$196,537

Corning Incorporated Investment Plan Schedule of Assets (Held at End of Year) December 31, 2014

(in thousands of dollars)

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral,Par, or Maturity Value	Current Value

*	Participant loans	Maturity dates ranging from 2015 through 2040 and interest rates ranging from 4.25% - 9.25%	$17,872

* Denotes Party-in-interest